United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Vale announces new Executive Vice President for the Base Metals business

Rio de Janeiro, December 17, 2021 – Vale S.A. ("Vale" or the "Company") announces Deshnee Naidoo as Executive Vice President of Base Metals, effective December 20, 2021. Deshnee is replacing Mark Travers, who led Vale’s Base Metals’ business for the last 3 years.

Since joining Vale in January 2021 as CFO of the Base Metals business, Deshnee has collaborated across Base Metals to understand the challenges and opportunities to accelerate the transformation. She also built greater financial discipline and cost management, while also setting the grounds for business growth.

Prior to joining Vale, Deshnee was the CEO of the Zinc International business at Vedanta Resources from 2014 to 2020, where she held full P&L accountability for the international Zinc group and led its transformation and growth during this period to be recognized as a global Zinc producer. She took on the role of CEO Africa Base Metals during her tenure at Vedanta. Deshnee previously worked at Anglo American from 1998 to 2014, where she held a number of executive positions including the Chief of Staff from 2009 to 2011. She was also the CFO for Anglo American’s thermal coal business from 2011 to 2014.

Among Deshnee’s many personal and professional accomplishments, Deshnee is a three-time “South Africa Mining Rainmaker”, was recognized among the 100 Global Inspirational Women in Mining in 2018 and has served as a Board Member of the South Africa Minerals Council.

Vale's CEO, Eduardo Bartolomeo, said: "Deshnee brings diverse mining experience; her multifunctional and multicommodity roles have spanned corporate and operational levels, across many geographies and will ensure ability to transform the Base Metals business by seizing the opportunity Vale has to lead sustainable mining”.

"I want to take this opportunity to thank Mark for all his contributions over his 20 years with the organization. Mark has set the Base Metals business up for the future helping to build the base for a safer and more reliable business. He also led the divestment of Vale New Caledonia (VNC), the Diversity, Equity and Inclusion agenda, our ESG commitments and secured our growth projects in Brazil, Canada and Indonesia” said Eduardo Bartolomeo.

We thank Mark for all his contributions and wish Deshnee success in her new role.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 17, 2021		Head of Investor Relations